October 6, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jenn Do and Jeanne Baker

Dear Ms. Do and Ms. Baker:

Future Health ESG Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 30, 2022, concerning the Company’s Form 10-Q for the quarterly period ended June 30, 2022, filed with the Commission on August 22, 2022 (the “Quarterly Report”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comment with the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2022

Item 4. Controls and Procedures, page 22

1.	You have concluded that disclosure controls and procedures were ineffective as of June 30, 2022, as "...the limited internal resources available for disclosure controls and procedures represent a material weakness in our internal control over financial reporting related to accounting for complex financial instruments". Please tell us when this material weakness arose and the underlying changes in your internal controls that resulted in this material weakness. In this regard, we note management concluded that disclosure controls and procedures were effective in prior periods.

We acknowledge the Staff’s comment and respectfully advise the Staff that a material weakness in our internal control over financial reporting arose during the quarter ended June 30, 2022 and pertained to a lack of resources for effective management review controls over the accounting for new complex financial instruments.  Prior to the quarter ended June 30, 2022, the Company’s management review controls over financial instruments were believed by us to be designed and operating effectively based on industry knowledge and common industry financial instruments with lower complexity.  The Company entered into a Business Combination Agreement effective as of June 13, 2022, as well as a PIPE Subscription Agreement and an Amended Underwriting Agreement.  The Company’s management review controls were not sufficient to address the increased accounting complexity of these new transactions, providing a reasonable possibility for a material misstatement in financial reporting.  Upon identifying the material weakness, the Company added additional management review controls to our processes.  We are not aware of any material misstatements within any SEC document filed for any period.

The Company and its management acknowledge we are responsible for the accuracy and adequacy of financial reporting and disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact Ari Edelman at (212) 547 5372.

Sincerely,

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Chief Executive Officer

cc: Ari Edelman, Esq., McDermott Will & Emery LLP
Sunyi Snow, Esq., McDermott Will & Emery LLP